

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed September 23, 2022**
> **File No. 333-264073**

Dear Mr. Britt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2022 letter.

Amendment No. 8 to Registration Statement on Form S-1 filed September 23, 2022

Warrants to be Issued in This Offering
Redemption, page 82

1. We note your response to prior comment one and re-issue the comment in part. We note that the redemption of warrants shall only be permitted if no Equity Conditions Failure exists as defined in the Warrants, and the warrants may not be redeemed if the exercise would cause a holder of Warrants to exceed the Redemption Limitation as defined in the Warrants. Please revise your registration statement to also describe the material terms of the "Equity Conditions Failure" and "Redemption Limitation" conditions in the prospectus.

 You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Hogan, Esq.